
SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.
SECTION
188

ORIGINAL

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K
(Filed as Amendment No. 1 to the Issuer's Annual Report on Form 10-K)

(Mark One)
[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2002
OR

[ ] TRANSITION REPORT PURSUANT TO SECTION (15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________ to ______________

Commission file number 1-10816

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

MGIC INVESTMENT CORPORATION
MGIC Plaza, 250 East Kilbourn Avenue
Milwaukee, WI 53202

Exhibit Index on Page 17

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
INDEX OF FINANCIAL STATEMENTS AND SCHEDULES

*Other schedules required by the Department of Labor have been omitted because they are not applicable.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
100 E. Wisconsin Ave., Suite 1500
Milwaukee WI 53202
Telephone (414) 212 1600

Report of Independent Accountants

To the Participants and Administrator of
MGIC Investment Corporation Profit
Sharing and Savings Plan

In our opinion, the accompanying statement of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the MGIC Investment Corporation Profit Sharing and Savings Plan (the "Plan") at December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Asset and Liability Statement, Income and Expense Statement, and Assets (Held at End of Year) are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

April 29, 2003

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2002 and 2001

	2002	2001
Assets:		
Investments:		
Mutual funds	$ 118,069,630	$ 130,236,616
MGIC Common Stock	26,942,468	32,493,852
Loans to participants	985,365	830,469
Cash	58,812	39,139
Receivables:		
Contributions:		
Employer - profit sharing	4,818,037	4,186,751
Employee - contributions	67,605	34,597
Employer - match	51,360	26,440
Accrued interest and dividends	24,471	39,088
Total receivables	4,961,473	4,286,876
Net assets available for benefits	$151,017,748	$167,886,952

The accompanying notes are an integral part of these financial statements.

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS
AVAILABLE FOR BENEFITS
For the years ended December 31, 2002 and 2001

	2002	2001
Additions:		
Employer contributions:		
Employer - matching	$ 2,409,211	$ 2,308,885
Employer - profit sharing	4,818,037	4,186,751
Employee contributions	8,655,032	7,769,871
Investment income	2,961,344	3,153,734
Net depreciation in fair value of investments	(28,272,284)	(11,474,929)
	(9,428,660)	5,944,312
Deductions:		
Benefits	7,440,544	10,617,000
Net deductions	(16,869,204)	(4,672,688)
Net assets available for benefits, beginning of year	167,886,952	172,559,640
Net assets available for benefits, end of year	$ 151,017,748	$ 167,886,952

The accompanying notes are an integral part of these financial statements.

MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS

1. Description of the Plan

The MGIC Investment Corporation Profit Sharing and Savings Plan (the "Plan") was established effective December 1, 1984, for the purpose of providing profit sharing and savings plan benefits as well as to add a "cash or deferred arrangement" qualified under Section 401(k) of the Internal Revenue Code of 1986 (the "Code"), effective January, 1986, to eligible employees of MGIC Investment Corporation (the "Company") employed on or after that date.

The following brief description of the Plan is provided for general information purposes only. Participants should refer to the Plan Agreement and the Summary Plan Description for more complete information.

General. The Plan covers employees of the Company. Employees are eligible to participate in the savings Plan components of the Plan on their first day of employment.

Contributions. Employer profit sharing contributions are determined by the Board of Directors of the Company. Such contributions, if any, are made on an annual basis. Participating employees of the Company may make voluntary contributions, through payroll deductions, on a before-tax basis (401(k) contributions), limited to the lesser of $11,000 and on an after-tax basis, limited by the $40,000 defined contribution limit from all plan contribution sources. Participant contribution amount changes are effective January 1st, and July 1st. Additionally, participants age 50 and older, may contribute catch up before-tax contributions ($1,000 for 2002) after first contributing the 40l(k) annual maximum. A matching employer contribution is made on employees' before-tax contributions at a rate of 80% of the first $1,000 contributed and 40% of the next $2,000 contributed. Employer profit sharing contributions are allocated to the individual participants' accounts in the ratio of the individual participants' compensation to the total of all participants' compensation.

Participants are allowed an election to allocate contributions to the MGIC Common Stock Fund, First American Prime Obligation Money Market Fund, First American Bond IMMDEX Fund, First American Midcap Core Fund, American Century International Growth Fund, Franklin Mutual Shares Fund Class Z, Harbor Capital Appreciation Fund, Invesco Dynamics Fund, Pioneer Fund Class A, Vanguard Institutional Index Fund, Vanguard Mid Cap Index Fund, Vanguard Small Cap Value Fund, Vanguard Small Cap Growth Fund, Dodge & Cox Balanced Fund and the T. Rowe Price International Fund, in increments of 1%. In the absence of such an election, for continuing participants, the prior investment election remains in effect, and for new participants, all contributions are invested in the First American Prime Obligation Money Market Fund.

1. Description of the Plan (continued)

The following features are available to the Plan's participants:

- The plan account is updated daily, providing daily market valuation.
- A toll-free, 24-hour hotline is available in addition to a website to access plan account information such as total current balance, balance by fund, and a projection feature for various contribution and earnings rate assumptions.
- The hotline and website is available to transfer existing account balances and to change the investment election for future contributions to the Plan as frequently as the participants desire.

Benefit Payments. At retirement, death or disability, a participant is entitled to receive as benefits the amount credited to their account. If employment is terminated for any other reason, a participant is entitled to the portion of their account attributable to their own contributions plus their vested interest in the portion of their account attributable to employer contributions. The participant may request withdrawals from their account in the event of financial hardship, as defined by Internal Revenue Service (IRS) regulations.

MGIC Common Stock. At December 31, 2002, the Plan held $26,942,468 of common stock, at fair value, of MGIC Investment Corporation.

Vesting. The portion representing employer contributions vests with the participant as follows:

Years of Vesting Service at the Date of Termination	Percentage of Account Balance Representing Vested Interest
Year 1	0%
2	50%
3	75%
4 or more	100%

Any portion of the employer contributions that has not vested at termination is forfeited after a one year break in service. Forfeitures of employer profit sharing contributions are allocated to remaining participants and forfeitures of employer matching contributions are applied as a reduction of future matching contributions payable by the employer.

Loan Fund. Loans from the Plan are available to the Plan's participants in the event of financial hardship as defined by the IRS regulations.

2. Summary of Significant Accounting Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The following are the significant accounting policies followed by the Plan:

Method of Accounting. The Plan's financial statements are prepared on the accrual basis of accounting.

Investments. Investments are reported at current market value based upon closing quotations on the last business day of the year.

Participant loans are valued at cost which approximates fair value.

Purchases and sales of investments are recorded on a trade-date basis.

Dividend income is recorded on the ex-dividend date. Income from other investments is recorded as earned on an accrual basis.

In accordance with the policy of stating investments at fair value, the net depreciation in fair value of investments for the year, which includes both realized and unrealized amounts, is reflected in the Statement of Changes in Net Assets Available for Benefits.

Plan Costs and Expenses. In 2002 and 2001, benefit disbursing expenses, trustee fees, investment management service fees, and administrative costs of the Plan were paid for by the Company.

Contributions. Profit sharing contributions from the Company are accrued as authorized at the discretion of its Board of Directors. Contributions from employees and matching employer contributions are recorded in the period the Company makes payroll deductions from the Plan participants.

3. Investments

The Plan's investments are held by U. S. Bank, N.A. The following table presents the fair value of those investments at December 31, 2002 and 2001:

	2002	2001
MGIC Common Stock Fund	$ 26,942,468	$ 32,493,852
First American Prime Obligation Money Market Fund	24,487,715	22,550,611
First American Bond IMMDEX Fund	17,793,977	14,318,596
First American MidCap Core Equity Fund	10,978,930	14,981,359
First American Large Cap Core Equity Fund	-	52,944
American Century Intl Growth Fund	888,421	440,545
Franklin Mutual Shares Fund Class Z	1,465,412	1,710,937
Harbor Capital Appreciation Fund	1,054,373	853,344
Invesco Dynamics Fund	393,902	604,379
Pioneer Fund Class A	702,106	969,975
Vanguard Institutional Index Fund	32,068,396	45,165,106
Vanguard Mid Cap Index Fund	1,192,044	579,437
Loans to participants	985,365	830,469
Dodge & Cox Balanced Fund	15,271,047	15,098,615
T. Rowe Price International Fund	2,767,950	4,113,408
Vanguard Small Cap Value Fund	5,491,329	4,820,508
Vanguard Small Cap Growth Fund	3,514,028	3,976,852
	$ 145,997,463	$ 163,560,937

The Plan's investments (including investments bought and sold, as well as held during the year) depreciated in value by $28,272,284 during 2002 and depreciated in value by $11,474,929 during 2001, as follows:

	2002	2001
Mutual funds invested in fixed maturities	$551,615	$121,675
Mutual funds invested in equities	(18,459,504)	(8,739,130)
MGIC Common Stock	(10,364,395)	(2,857,474)
	($28,272,284)	($11,474,929)

4. Tax Status

The Plan is intended to be a qualified plan under Section 401(a) and 401(k) of the Code and therefore exempt from Federal income taxes under the provisions of Section 501(a).

The Company has received a favorable determination of tax exempt status for the Plan from the IRS.

5. Party-In-Interest Transactions

All transactions involving MGIC Common Stock, loans to participants and the First American Funds, co-administrated by U. S. Bancorp Asset Management, Inc. and U.S. Bancorp Fund Services, LLC are considered party-in-interest transactions. These transactions are not, however, considered prohibited transactions under ERISA regulations.

SCHEDULE H (Form 5500)

Department of the Treasury
Internal Revenue Service

Department of Labor
Pension and Welfare Benefits Administration

Pension Benefit Guaranty Corporation

Financial Information

This schedule is required to be filed under Section 104 of the Employee Retirement Income Security Act of 1974 (ERISA) and section 6058(a) of the Internal Revenue Code (the Code).

▶ **File as an attachment to Form 5500.**

Official Use Only

OMB No. 1210-0110

2002

This Form is Open to Public Inspection.

For calendar year 2002 or fiscal plan year beginning , and ending ,

A Name of plan
MGIC INVESTMENT CORP PROFIT SHARING AND SAVINGS PLAN

B Three-digit plan number ▶ 002

C Plan sponsor's name as shown on line 2a of Form 5500
MGIC INVESTMENT CORPORATION

D Employer Identification Number
39-1486475

Part I Asset and Liability Statement

1 Current value of plan assets and liabilities at the beginning and end of the plan year. Combine the value of plan assets held in more than one trust. Report the value of the plan's interest in a commingled fund containing the assets of more than one plan on a line-by-line basis unless the value is reportable on lines 1c(9) through 1c(14). Do not enter the value of that portion of an insurance contract which guarantees, during this plan year, to pay a specific dollar benefit at a future date. **Round off amounts to the nearest dollar.** DFEs do not complete lines 1b(1), 1b(2), 1c(8), 1g, 1h, 1i, and, except for master trust investment accounts, also do not complete lines 1d and 1e. See instructions.

Assets		(a) Beginning of Year	(b) End of Year
a Total noninterest-bearing cash	a	39139	58812
b Receivables (less allowance for doubtful accounts):			
(1) Employer contributions	b(1)	4186751	4869397
(2) Participant contributions	b(2)	61037	67605
(3) Other	b(3)	39087	24471
c General investments:			
(1) Interest-bearing cash (incl. money market accounts and certificates of deposit)	c(1)		
(2) U.S. Government securities	c(2)		
(3) Corporate debt instruments (other than employer securities):			
(A) Preferred	c(3)(A)		
(B) All other	c(3)(B)		
(4) Corporate stocks (other than employer securities):			
(A) Preferred	c(4)(A)		
(B) Common	c(4)(B)		
(5) Partnership/joint venture interests	c(5)		
(6) Real estate (other than employer real property)	c(6)		
(7) Loans (other than to participants)	c(7)		
(8) Participant loans	c(8)	830469	985365
(9) Value of interest in common/collective trusts	c(9)		
(10) Value of interest in pooled separate accounts	c(10)		
(11) Value of interest in master trust investment accounts	c(11)		
(12) Value of interest in 103-12 investment entities	c(12)		
(13) Value of interest in registered investment companies (e.g., mutual funds)	c(13)	130236616	118069630
(14) Value of funds held in insurance co. general account (unallocated contracts)	c(14)		
(15) Other	c(15)		





Official Use Only

		(a) Beginning of Year	(b) End of Year
d Employer-related investments:			
(1) Employer securities	d(1)	32493852	26942468
(2) Employer real property	d(2)		
e Buildings and other property used in plan operation	e		
f Total assets (add all amounts in lines 1a through 1e)	f	167886951	151017748
Liabilities			
g Benefit claims payable	g		
h Operating payables	h		
i Acquisition indebtedness	i		
j Other liabilities	j		
k Total liabilities (add all amounts in lines 1g through 1j)	k	0	0
Net Assets			
l Net assets (subtract line 1k from line 1f)	l	167886951	151017748

Part II Income and Expense Statement

2 Plan income, expenses, and changes in net assets for the year. Include all income and expenses of the plan, including any trust(s) or separately maintained fund(s) and any payments/receipts to/from insurance carriers. Round off amounts to the nearest dollar. MTIAs, CCTs, PSAs and 103-12 IEs do not complete lines 2a, 2b(1)(E), 2e, 2f, and 2g.

Income		(a) Amount	(b) Total
a Contributions:			
(1) Received or receivable in cash from: (A) Employers	a(1)(A)	7227248	
(B) Participants	a(1)(B)	8655032	
(C) Others (including rollovers)	a(1)(C)		
(2) Noncash contributions	a(2)		
(3) Total contributions. Add lines **2a(1)(A), (B), (C),** and line **2a(2)**	a(3)		15882280
b Earnings on investments:			
(1) Interest:			
(A) Interest-bearing cash (including money market accounts and certificates of deposit)	b(1)(A)	377057	
(B) U.S. Government securities	b(1)(B)		
(C) Corporate debt instruments:	(1)(C)	0	
(D) Loans (other than to participants)	b(1)(D)		
(E) Participant loans	b(1)(E)	72197	
(F) Other	b(1)(F)		
(G) Total interest. Add lines **2b(1)(A)** through **(F)**	b(1)(G)		449254
(2) Dividends: (A) Preferred stock	b(2)(A)		
(B) Common stock	b(2)(B)	2512090	
(C) Total dividends. Add lines **2b(2)(A)** and **(B)**	b(2)(C)		2512090
(3) Rents	b(3)		
(4) Net gain (loss) on sale of assets: (A) Aggregate proceeds	b(4)(A)	-908611	
(B) Aggregate carrying amount (see instructions)	b(4)(B)		
(C) Subtract line **2b(4)(B)** from line **2b(4)(A)** and enter result	b(4)(C)		-908611





Official Use Only

		(a) Amount	(b) Total
(5) Unrealized appreciation (depreciation) of assets: (A) Real estate	b(5)(A)	-27363672	
(B) Other	b(5)(B)		
(C) Total unrealized appreciation of assets. Add lines 2b(5)(A) and (B)	b(5)(C)		-27363672
(6) Net investment gain (loss) from common/collective trusts	b(6)		
(7) Net investment gain (loss) from pooled separate accounts	b(7)		
(8) Net investment gain (loss) from master trust investment accounts	b(8)		
(9) Net investment gain (loss) from 103-12 investment entities	b(9)		
(10) Net investment gain (loss) from registered investment companies (e.g., mutual funds)	b(10)		
c Other income	c		
d Total income. Add all **income** amounts in column (b) and enter total	d		-9428659
Expenses			
e Benefit payment and payments to provide benefits:			
(1) Directly to participants or beneficiaries, including direct rollovers	e(1)	7440544	
(2) To insurance carriers for the provision of benefits	e(2)		
(3) Other	e(3)		
(4) Total benefit payments. Add lines 2e(1) through (3)	e(4)		7440544
f Corrective distributions (see instructions)	f		
g Certain deemed distributions of participant loans (see instructions)	g		
h Interest expense	h		
i Administrative expenses: (1) Professional fees	i(1)		
(2) Contract administrator fees	i(2)		
(3) Investment advisory and management fees	i(3)		
(4) Other	i(4)		
(5) Total administrative expenses. Add lines 2i(1) through (4)	i(5)		0
j Total expenses. Add all **expense** amounts in column (b) and enter total	j		7440544
Net Income and Reconciliation			
k Net income (loss) (subtract line 2j from line 2d)	k		-16869203
l Transfers of assets			
(1) To this plan	l(1)		
(2) From this plan	l(2)		

Part III Accountant's Opinion

3 The opinion of an independent qualified public accountant for this plan is (see instructions):

a **Attached** to this Form 5500 and the opinion is: (1) ☒ Unqualified (2) ☐ Qualified (3) ☐ Disclaimer (4) ☐ Adverse

b **Not attached** because: (1) ☐ the Form 5500 is filed for a CCT, PSA or MTIA.
(2) ☐ the opinion will be attached to the next Form 5500 pursuant to 29 CFR 2520.104-50.

c Also check this box if the accountant performed a limited scope audit pursuant to 29 CFR 2520.103-8 and/or 2520.103-12(d). ☐

d If an accountant's opinion is attached, enter the name and EIN of the accountant (or accounting firm) ▶

PRICEWATERHOUSECOOPERS, LLP 13-4008324



Official Use Only

Part IV Transactions During Plan Year

4 CCTs and PSAs do not complete Part IV. MTIAs, 103-12 IEs, and GIAs do not complete 4a, 4e, 4f, 4g, 4h, 4k, or 5. 103-12 IEs also do not complete 4j.

During the plan year:		Yes	No	Amount
a Did the employer fail to transmit to the plan any participant contributions within the time period described in 29 CFR 2510.3-102? (see instructions and DOL's Voluntary Fiduciary Correction Program)	a		X	
b Were any loans by the plan or fixed income obligations due the plan in default as of the close of plan year or classified during the year as uncollectible? Disregard participant loans secured by participant's account balance. (Attach Schedule G (Form 5500) Part I if "Yes" is checked)	b		X	
c Were any leases to which the plan was a party in default or classified during the year as uncollectible? (Attach Schedule G (Form 5500) Part II if "Yes" is checked)	c		X	
d Did the plan engage in any nonexempt transaction with any party-in-interest? (Attach Schedule G (Form 5500) Part III if "Yes" is checked)	d		X	
e Was this plan covered by a fidelity bond?	e	X		20000000
f Did the plan have a loss, whether or not reimbursed by the plan's fidelity bond, that was caused by fraud or dishonesty?	f		X	
g Did the plan hold any assets whose current value was neither readily determinable on an established market nor set by an independent third party appraiser?	g		X	
h Did the plan receive any noncash contributions whose value was neither readily determinable on an established market nor set by an independent third party appraiser?	h		X	
i Did the plan have assets held for investment? (Attach schedule(s) of assets if "Yes" is checked, and see instructions for format requirements)	i	X		
j Were any plan transactions or series of transactions in excess of 5% of the current value of plan assets? (Attach schedule of transactions if "Yes" is checked and see instructions for format requirements)	j		X	
k Were all the plan assets either distributed to participants or beneficiaries, transferred to another plan or brought under the control of the PBGC?	k		X	

5a Has a resolution to terminate the plan been adopted during the plan year or any prior plan year? If yes, enter the amount of any plan assets that reverted to the employer this year ☐ Yes ☒ No **Amount** ______

5b If, during this plan year, any assets or liabilities were transferred from this plan to another plan(s), identify the plan(s) to which assets or liabilities were transferred. (See instructions).

5b(1) Name of plan(s)	**5b(2)** EIN(s)	**5b(3)** PN(s)



MGIC INVESTMENT CORPORATION PROFIT SHARING AND SAVINGS PLAN
FORM 5500, SCHEDULE H PART IV ITEM I - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
December 31, 2002

COLUMN A	COLUMN B	COLUMN C	COLUMN D
	IDENTITY OF ISSUE, BORROWER, LESSOR OR SIMILAR PARTY	DESCRIPTION OF INVESTMENT	CURRENT VALUE
1	First American Prime Obligation Money Market Fund *	24,487,715.61 shares, short-term investment fund, $1.00 net asset value	$24,487,715
2	First American Bond IMMDEX Fund *	608,341.11 shares, fixed income fund	17,793,977
3	First American Mid Cap Core Fund *	375,219.75 shares, equity fund	10,978,930
4	American Century Intl Growth Fund	139,251.05 shares, equity fund	888,421
5	Dodge & Cox Balanced Fund	251,375.26 shares, equity fund	15,271,047
6	Franklin Mutual Shares Fund Class Z	87,019.69 shares, equity fund	1,465,412
7	Harbor Capital Appreciation Fund	52,170.88 shares, equity fund	1,054,373
8	Invesco Dynamics Fund	36,951.37 shares, equity fund	393,902
9	Pioneer Fund Class A	22,825.29 shares, equity fund	702,106
10	T. Rowe Price International Fund	311,706.04 shares, equity fund	2,767,950
11	Vanguard Institutional Index Fund	398,612.75 shares, equity fund	32,068,396
12	Vanguard Mid Cap Index Fund	120,652.26 shares, equity fund	1,192,044
13	Vanguard Small Cap Growth Fund	383,209.12 shares, equity fund	3,514,028
14	Vanguard Small Cap Value Fund	644,522.14 shares, equity fund	5,491,329
15	Various Participants	Loans to participants, interest at 7.0% to 12.5%, due through 2012	985,365
16	MGIC Investment Corporation *	652,360.00 shares common stock	26,942,468
			$145,997,463

* Party-in-interest investment (see Note 5 to the financial statements).

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MGIC Investment Corporation Profit Sharing and Savings Plan
(Name of Plan)

June 23, 2003

Plan Administrative Committee,
acting as Plan Administrator

By: J. Michael Lauer

By: John D. Ludwick

By: Jeffrey H. Lane

MGIC INVESTMENT CORPORATION
PROFIT SHARING AND SAVINGS PLAN AND TRUST

FORM 11-K ANNUAL REPORT

EXHIBIT INDEX

Exhibit Number	Description of Exhibit	Sequentially Numbered Page
24	Consent of PricewaterhouseCoopers LLP	18
99.1	Certifications under Section 906 of Sarbanes-Oxley Act of 2002 (furnished to the SEC and not filed)	19

EXHIBIT 24

CONSENT OF INDEPENDENT ACCOUNTANTS

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-56350 and 333-56346) of MGIC Investment Corporation of our report dated April 29, 2003 relating to the MGIC Investment Corporation Profit Sharing and Savings Plan Financial Statements and Schedules, which appears in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Milwaukee, Wisconsin
June 25, 2003

Exhibit 99.1

CERTIFICATION OF PERIODIC REPORT

John D. Ludwick, a person who is the equivalent of the chief executive officer of the MGIC Investment Corporation Profit Sharing and Savings Plan (the "Plan"), and J. Michael Lauer, a person who is the equivalent of the chief financial officer of the Plan, each separately certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, 18 U.S. C. Section 1350 (the "Act"), that:

(1) the Annual Report on Form 11-K for the Plan for the year ended December 31, 2002 (the "Report") fully complies with the requirements of Section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78o(d)); and

(2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

Each of the undersigned separately states that to the extent the Act permits the foregoing certification to be made to a standard that depends on the knowledge of such signer, such certification is made only to that standard.

Date: As of June 23, 2003

John D. Ludwick

J. Michael Lauer